



06016141

July 14, 2006

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

082-03322

SUPPL

Dear Sir,

Sub: Consolidated Financial Results

We have filed Company's Consolidated Financial Results (CFS) on 27th April, 2006. The same were incorporating the results of UltraTech Cement Limited (UTCL) (a subsidiary of our Company) and Narmada Cement Co. Ltd. (NCCL) (a subsidiary of UTCL), which were then under merger. NCCL has since been merged in UTCL effective 01st October, 2005 and UTCL has filed its audited results, post merger. Accordingly, the Company has made its CFS for the year ended 31st March, 2006 incorporating the results of UTCL post merger, which have been audited and approved by the Committee of Directors today.

A copy of Grasim's CFS as aforesaid, is sent herewith for your record and reference.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

ADITYA BIRLA GROUP

CONSOLIDATED FINANCIAL RESULTS (AUDITED)

FOR THE YEAR ENDED 31st MARCH 2006

Rs in Crores

	Nine Months ended 31st December 2005	Three Months ended 31st March 2006	Three Months ended 31st March 2005	Full Year ended 31st March 2006 (Audited)	Full Year ended 31st March 2005 (Audited)
Net Sales / Income from Operations	**7,315.57**	**2,911.48**	**2,474.76**	**10,227.05**	**9,314.82**
Other Income	149.76	67.51	88.76	217.27	222.06
Expenditure :					
- Decrease / (Increase) in Stock	(17.28)	23.58	(52.90)	6.30	(122.14)
- Raw Material Consumed	1,630.00	582.43	626.36	2,212.43	2,235.40
- Purchases of Finished Goods	74.06	35.87	13.36	109.93	56.20
- Payment to & Provision for Employees	396.10	147.21	127.82	543.31	509.25
- Power & Fuel	1,558.59	570.53	509.27	2,129.12	2,056.31
- Freight , Handling & Other Expenses	1,077.62	474.60	310.64	1,552.22	1,104.08
- Other Expenditure	1,140.24	420.25	391.77	1,560.49	1,425.41
Total Expenditure	**5,859.33**	**2,254.47**	**1,926.32**	**8,113.80**	**7,264.51**
Interest	163.64	48.59	72.45	212.23	284.57
Gross Profit	**1,442.36**	**675.93**	**564.75**	**2,118.29**	**1,987.80**
Depreciation	414.98	148.12	136.81	563.10	556.24
Profit before Exceptional Items and Tax Expense	**1,027.38**	**527.81**	**427.94**	**1,555.19**	**1,431.56**
Surplus on pre-payment of sales tax loan	-	4.13	34.35	4.13	34.35
Impairment of Goodwill	-	-	(162.45)	-	(162.45)
Profit before Tax Expense	**1,027.38**	**531.94**	**299.84**	**1,559.32**	**1,303.46**
Provision for Current Tax	(324.44)	(110.44)	(154.23)	(434.88)	(483.27)
Provision for Deferred Tax	40.02	-7.84	115.17	32.18	41.21
Net Profit	**742.96**	**413.66**	**260.78**	**1,156.62**	**861.40**
Less : Minority Share	51.12	64.86	11.50	115.98	(15.18)
Less: Pre-acquisition Profit / (Loss)	-	-	-	-	(3.85)
Net Profit (After Minority Share)	**691.84**	**348.80**	**249.28**	**1,040.64**	**880.43**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				*4,688.12*	*3,947.00*
Basic & Diluted EPS for the period (Rupees)	**75.45**	**38.04**	**27.19**	**113.50**	**96.02**

SEGMENT REPORTING - CONSOLIDATED:

Rs. in Crores

	Nine Months ended 31st December 2005	Three Months ended 31st March 2006	Three Months ended 31st March 2005	Grasim Full year ended 31st March 2005	Subs+JV	Full Year ended 31st March 2006 (Audited)	Full Year ended 31st March 2005 (Audited)
1. SEGMENT REVENUE							
a Fibre & Pulp	1,476.89	513.16	471.26	1,935.37	54.68	1,990.05	2,009.25
b Cement	4,784.01	2,106.48	1,550.37	3,607.60	3,282.89	6,890.49	5,652.33
c Sponge Iron	523.77	111.01	281.29	634.78	0.00	634.78	1,021.48
d Chemicals	296.93	89.42	103.02	386.35	0.00	386.35	351.76
e Textiles	179.57	67.57	69.25	247.14	0.00	247.14	260.25
f Others	170.09	63.72	53.47	0.00	233.81	233.81	180.15
TOTAL	7,431.26	2,951.36	2,528.66	6,811.24	3,571.38	10,382.62	9,475.22
(Less) : Inter Segment Revenue	(115.69)	(39.88)	(53.90)	(155.57)		(155.57)	(160.40)
Net Sales / Income from Operations	**7,315.57**	**2,911.48**	**2,474.76**	**6,655.67**	**3,571.38**	**10,227.05**	**9,314.82**
2. SEGMENT RESULTS							
a Fibre & Pulp	290.19	135.73	109.00	429.62	(3.69)	425.93	554.60
b Cement	672.73	402.04	187.29	636.40	438.36	1,074.76	578.67
c Sponge Iron	47.23	(13.54)	96.46	33.69		33.69	355.17
d Chemicals	84.90	22.61	33.88	107.51		107.51	86.98
e Textiles	0.06	(3.10)	0.49	(3.04)		(3.04)	(0.46)
f Others	25.43	13.63	9.73	(1.39)	40.45	39.06	29.42
TOTAL	1,120.54	557.37	436.85	1,202.79	475.12	1,677.91	1,604.38
Add / (Less) :							
Interest	**(163.64)**	**(48.59)**	**(72.45)**	**(97.32)**	**(114.91)**	**(212.23)**	**(284.57)**
Net Unallocable Income / (Expenditure)	70.48	19.03	63.54	96.43	(6.92)	89.51	111.75
Profit before Exceptional Items and Tax Expense	**1,027.38**	**527.81**	**427.94**	**1,201.90**	**353.29**	**1,555.19**	**1,431.56**
Surplus on pre-payment of sales tax loan	-	4.13	34.35	4.13		4.13	34.35
Impairment of Goodwill	-	-	(162.45)			-	(162.45)
Profit Before Tax Expense	**1,027.38**	**531.94**	**299.84**	**1,206.03**	**353.29**	**1,559.32**	**1,303.46**
3. CAPITAL EMPLOYED							
a Fibre & Pulp				999.03	26.95	1,025.98	1,054.62
b Cement				2,079.08	4,714.34	6,793.42	6,885.97
c Sponge Iron				530.19		530.19	511.68
d Chemicals				210.75		210.75	212.65
e Textiles				92.55		92.55	101.37
f Others				1.12	338.83	339.95	365.08
TOTAL				3,912.72	5,080.12	8,992.84	9,131.37
g Unallocated Corporate Capital Employed				3,633.40	(2,444.21)	1,189.19	567.98
TOTAL CAPITAL EMPLOYED				**7,546.12**	**2,635.91**	**10,182.03**	**9,699.35**

Cont... ... 3

NOTES:

1. Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India.

2. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

   Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   Cement - Grey & White Cement
   Sponge Iron - Sponge Iron
   Chemicals - Caustic Soda & Allied Chemicals
   Textiles - Fabric & Yarn
   Others - Mainly Telecom

3. Pursuant to the Scheme of Amalgamation (the Scheme) u/s 18(1)(c) and other applicable provisions of Sick Industrial Companies (Special Provisions) Act, 1985 effective from 1st October 2005 (the Appointed Date) Narmada Cement Company Limited (NCCL - a subsidiary of UltraTech Cement Limited (UTCL)) has been merged with UTCL (a subsidiary of the Company). The Scheme is approved by Board for Industrial & Financial Reconstruction, New Delhi, on 15th May 2006 and has been made effective from 1st June 2006 (the effective date).

   Accordingly the consolidated financial results of the Company for the year ended 31st March 2006 include the results of NCCL for the period 1st April 2005 to 30th September 2005 as a separate entity and thereafter as a merged entity with UTCL.

4. Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

5. The above audited results for the year ended 31st March 2006 have been reviewed and approved by the Audit Committee of the Board of Directors at the its meeting held on 14th July, 2006.

For and on behalf of Board of Directors

Place : Mumbai
Date : 14th July, 2006

D. D. Rathi
Whole-time Director